UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ATLANTIC SYNERGY, INC.

(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

049077 10 0

(CUSIP NUMBER)

DAVID M. LOEV, ATTORNEY AT LAW

2777 ALLEN PARKWAY

SUITE 1000

HOUSTON, TEXAS 77019

(713) 524-4110

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON

AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

JULY 2, 2004

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934

("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|   1  |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Miron Guilliadov

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|   2  |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)[ ]

(b)[ ]

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|   3  |

SEC USE ONLY

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|   4  |

SOURCE OF FUNDS*

SC

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|   5  |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]

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|   6  |

CITIZENSHIP OR PLACE OF ORGANIZATION

None

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| 7 | SOLE VOTING POWER

NUMBER OF

8,212,510

SHARES                      -----------------------------------------------------------------------------------------------------

BENEFICIALLY

| 8 | SHARED VOTING POWER

OWNED BY EACH

684,376

REPORTING               -----------------------------------------------------------------------------------------------------

PERSON WITH

| 9 | SOLE DISPOSITIVE POWER

8,212,510

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|10 |

SHARED DISPOSITIVE POWER

684,376

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|  11  |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,896,886

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|  12  |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES *

N/A

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|  13  |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.2%

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|  14  |

TYPE OF REPORTING PERSON *

IN

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ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Atlantic Synergy, Inc.  The principal executive offices of Atlantic Synergy, Inc. are located at 14 Wall Street, Suite 1620, New York, New York 10005.

ITEM 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by Miron Guilliadov.  Mr. Guilliadov’s business address is 14 Wall Street, Suite 1620, New York, New York 10005.  Mr. Guilliadov is the Vice President, Indirect Sales for Acies, Inc. (“Acies”), a wholly owned Nevada subsidiary of Atlantic Synergy, Inc.

(d)-(e)  During the last five years, Mr. Guilliadov: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Guilliadov is not a citizen of any country.

ITEM 3. Source of Amount of Funds or Other Compensation

Mr. Guilliadov acquired 8,212,510 shares of Common Stock of Atlantic Synergy, Inc. in exchange for 6,000,000 shares of the issued and outstanding common stock of Acies pursuant to an Exchange Agreement dated July 2, 2004 (the “Exchange”) which is incorporated by reference under Exhibit 1.  Mr. Guilliadov owns one-third of the issued and outstanding shares of GM Merchant Solution, Inc., a New York corporation (“GM-NY”), and one-third of the membership interests of GMS Worldwide Solution, LLC, a New York limited liability company (“GMS-NY”).  GM-NY and GMS-NY each acquired 342,188 (or an aggregate 684,376) shares of Common Stock of Atlantic Synergy, Inc. each in exchange for 250,000 (or an aggregate 500,000) shares of the issued and outstanding common stock of Acies pursuant to the Exchange.  Mr. Guilliadov is considered to be the beneficial owner of all 342,188 shares of the Common Stock of Atlantic Synergy, Inc. owned by each of GM-NY and GMS-NY.  As a result of these transactions, Mr. Guilliadov beneficially owns 8,896,886 shares of Common Stock.

ITEM 4. Purpose of Transaction

Mr. Guilliadov acquired the securities of Atlantic Synergy, Inc. for investment purposes.  Depending on general market and economic conditions affecting Atlantic Synergy, Inc. and other relevant factors, Mr. Guilliadov may purchase additional securities of Atlantic Synergy, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Guilliadov does not have any plans or proposals which relate to or result in:

(a)

the acquisition by any person of additional securities of Atlantic Synergy, Inc., or the disposition of securities of Atlantic Synergy, Inc.;

(b)

an extraordinary transaction, such as a merger, reorganization or liquidation, involving Atlantic Synergy, Inc. or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of Atlantic Synergy, Inc. or any of its subsidiaries;

(d)

any change in the present board of directors or management of Atlantic Synergy, Inc., other than the plans to change the number of directors and to fill vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of Atlantic Synergy, Inc.;

(f)

any other material changes in Atlantic Synergy, Inc.’s business or corporate structure;

(g)

changes in Atlantic Synergy, Inc.’s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Atlantic Synergy, Inc. by any person;

(h)

causing a class of securities of Atlantic Synergy, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of Atlantic Synergy, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a)

Miron Guilliadov beneficially owns 8,896,886 shares of Common Stock, $0.001 par value, of Atlantic Synergy, Inc.  The shares of Common Stock beneficially owned by Mr. Guilliadov constitute approximately 25.2% of the total number of shares of Common Stock of Atlantic Synergy, Inc., based upon  35,248,750 shares of Common Stock outstanding as of July 12, 2004.

(b)

Mr. Guilliadov has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 8,212,510 of the shares beneficially owned by Mr. Guilliadov.  Mr. Guilliadov shares power to vote or to direct the vote, and shares power to dispose or to direct the disposition of 342,188 shares of Common Stock of Atlantic Synergy, Inc. owned by GM-NY and 342,188 shares of Common Stock of Atlantic Synergy, Inc. owned by GMS-NY.  Mr. Guilliadov shares these powers with Oleg Firer and Yakov Shimon.  Mr. Firer and Mr. Shimon will each file their own Statement on Schedule 13D.

(c)

Mr. Guilliadov acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Guilliadov for which Mr. Guilliadov has sole powers.  No persons other than Mr. Firer and Mr. Shimon have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Guilliadov for which Mr. Guilliadov has shared powers.

(e)

Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit 1(1)

Exchange Agreement

(1) Filed as Exhibit 2.1 to our Form 8-K/A filed on July 12, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2004

By: /s/ Miron Guilliadov

            Miron Guilliadov